Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

October 14, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Grupo Financiero Galicia S.A. - Notice of payment corresponding to the Class VI, Series II Notes.

We hereby inform you that Grupo Financiero Galicia S.A. shall proceed to make the eighth payment corresponding to the Class VI, Series II Notes, issued under the Global Program for the Issuance of short-, mid- and/or long term notes for a maximum outstanding face value of up to US$100,000,000, or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Payment Initial Date: October 24, 2016.

Item: Eight payment of interest corresponding to the period started on July 23, 2016 and that will end on October 23, 2016.

Applicable Interest Rate: The Class VI, Series II Notes accrue interest at a variable rate equal to BADLAR (24.1455%) + 4.25%.

Percentage of Interest and Amount Payable for the Period: The applicable interest rate for the period described above is 7.16% and the amount of interest payable is Ps. 7,861,841.48.

ISIN N°: ARGFGA560021

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Pricing Supplement dated
October 14, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney in fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.